Mail Stop 3561

				March 23, 2006

By Facsimile and U.S. Mail

Mr. Joseph G. McGuire
President and Chief Executive Officer
Tweeter Home Entertainment Group, Inc.
40 Pequot Way
Canton, MA 02021

		Re:	Tweeter Home Entertainment Group, Inc.
			Form 10-K for the year ended September 30, 2005
			Filed December 29, 2005
			File No. 0-24091

Dear Mr. McGuire:

		We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated March 16, 2006. Our review resulted in the following accounting comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Statements of Cash Flows, page F-6

1. We note your response to comment 2 in our letter dated March
3,
2006. Given the extent of gross borrowings and repayments under your revolving credit facility, we assume that you are required to maintain a lock box whereby remittances from your customers reduce the debt outstanding. If so, please tell us whether the revolving credit agreement includes a subjective acceleration clause. In that event please also tell us why the existence of the subjective acceleration clause does not preclude classification of your revolving loan obligation as a long-term obligation. Refer to EITF
95-22, Technical Bulletin 79-3 and FAS 6. In addition, it appears that proceeds and payments related to term loans should be reported on a gross basis separately from net proceeds and payments related to your revolving credit facility. Please revise future filings to do so or tell us why a revision is not necessary.

		As appropriate, please respond to this comment within
10
business days or tell us when you will provide us with a response.
Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information.
Please file your response letter on EDGAR as a correspondence file.

		If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at
(202)
551-3337 or, in his absence, to the undersigned at (202) 551-
3849.
Any other questions regarding disclosure issues may be directed to
H. Christopher Owings, Assistant Director, at (202) 551-3725.

                Sincerely,



		          Jim Allegretto
                                  Sr. Assistant Chief Accountant



Mr. Joseph G. McGuire
President and Chief Executive Officer
April 10, 2006
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